FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, May 30, 2018

Ger. Gen. No. 15 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the former Superintendence of Securities and Insurance, duly authorized, I hereby inform you of the following Significant Event related to the voluntary Public Tender Offer (the “Tender Offer” or the “Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo (Eletropaulo), as already reported in the significant events dated April 17, 19, 23, 25 and 26, 2018, launched by Enel Investimentos Sudeste S.A. (Enel Sudeste), a wholly-owned investment vehicle of Enel Brasil S.A.,our subsidiary.

Dated May 30, 2018, Enel Sueste has improved the terms of the referred to Public Tender Offer launched on April 17, 2018, for the acquisition of all the share capital of Eletropaulo, increasing the share price from 32.20 Brazilian Reals to 45.22 Brazilian Reals.

This price is the highest among those presented in the competitive offer process for Eletropaulo.

According to Brazilian regulations that regulate the Offer, this price is the final price at which the shares offered in this process will be acquired by Enel Sudeste, at an auction in which will participate Eletropaulo’s shareholders who decide to do so. The auction will take place on June 4, 2018, in São Paulo, Brazil.

The Public Tender Offers is still subject, amongst other matters, to the acquisition by Enel Sudeste of a total number of shares that would represent more than 50% of Eletropaulo’s share capital.

The Offer is still subject, among others, to the acquisition by Enel Sudeste of a total number of shares that would represent more than 50% of Eletropaulo share capital.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

Enel Américas S.A.

cc.:

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

 Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

 Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 31, 2018